Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash	$433,693	$491,481
Accounts receivable	315,591	598,063
Income tax recoverable	–	55,138
Inventory	18,417	9,170
Total current assets	767,701	1,153,852
Non-current assets:
Income tax recoverable	3,297	3,297
Property, plant and equipment	4,196,907	3,928,826
Intangibles	3,931	3,302
Goodwill	222,011	219,719
Total non-current assets	4,426,146	4,155,144
Total assets	$5,193,847	$5,308,996

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$252,601	$493,038
Income tax payable	6,362	7,184
Total current liabilities	258,963	500,222
Non-current liabilities:
Share based compensation (Note 7)	14,977	14,252
Provisions and other	17,361	14,837
Long-term debt (Note 4)	1,980,575	1,852,186
Deferred tax liabilities	485,632	486,133
Total non-current liabilities	2,498,545	2,367,408
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,316,321	2,315,539
Contributed surplus	33,284	31,109
Retained earnings	1,647	48,426
Accumulated other comprehensive income (Note 6)	85,087	46,292
Total shareholders’ equity	2,436,339	2,441,366
Total liabilities and shareholders’ equity	$5,193,847	$5,308,996

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Revenue	$334,462	$475,174	$846,582	$1,147,423

Expenses:
Operating	209,553	304,285	512,742	699,438
General and administrative	36,554	41,194	82,101	81,016
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	88,355	129,695	251,739	366,969
Depreciation and amortization	120,128	105,923	236,225	211,628
Operating earnings (loss)	(31,773)	23,772	15,514	155,341
Foreign exchange	8,318	(298)	(20,088)	(3,927)
Finance charges (Note 8)	32,348	25,562	52,030	49,994
Earnings (loss) before income taxes	(72,439)	(1,492)	(16,428)	109,274
Income taxes:
Current	1,213	204	7,516	5,648
Deferred	(43,835)	5,478	(18,160)	9,243
	(42,622)	5,682	(10,644)	14,891
Net earnings (loss)	$(29,817)	$(7,174)	$(5,784)	$94,383
Net earnings (loss) per share: (Note 9)
Basic	$(0.10)	$(0.02)	$(0.02)	$0.32
Diluted	$(0.10)	$(0.02)	$(0.02)	$0.32

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2015	2014	2015	2014
Net earnings (loss)	$(29,817)	$(7,174)	$(5,784)	$94,383
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(39,087)	(64,952)	165,380	5,383
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	30,305	39,585	(126,585)	(4,200)
Comprehensive income (loss)	$(38,599)	$(32,541)	$33,011	$95,566

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2015	2014	2015	2014
Cash provided by (used in):
Operations:
Net earnings (loss)	$(29,817)	$(7,174)	$(5,784)	$94,383
Adjustments for:
Long-term compensation plans	9,300	8,480	12,707	18,791
Depreciation and amortization	120,128	105,923	236,225	211,628
Foreign exchange	9,068	2,080	(20,377)	(2,309)
Finance charges	32,348	25,562	52,030	49,994
Income taxes	(42,622)	5,682	(10,644)	14,891
Other	(50)	(3,427)	1,349	(1,928)
Income taxes paid	(4,092)	(3,838)	(9,788)	(12,869)
Income taxes recovered	249	3,342	1,111	3,354
Interest paid	(55,744)	(38,945)	(63,193)	(46,970)
Interest received	14,405	120	14,723	233
Funds provided by operations	53,173	97,805	208,359	329,198
Changes in non-cash working capital balances	116,704	130,607	176,656	69,341
	169,877	228,412	385,015	398,539
Investments:
Purchase of property, plant and equipment	(113,045)	(174,854)	(338,867)	(280,853)
Proceeds on sale of property, plant and equipment	3,598	9,979	6,474	17,236
Income taxes recovered	55,138	–	55,138	–
Changes in non-cash working capital balances	(99,649)	16,612	(154,276)	304
	(153,958)	(148,263)	(431,531)	(263,313)
Financing:
Increase in long-term debt	–	436,600	–	436,600
Repayment of long-term debt	–	(13,942)	–	(30,670)
Debt issue costs	–	(10,166)	(975)	(10,166)
Dividends paid	(20,498)	(17,553)	(40,995)	(35,080)
Issuance of common shares on the exercise of options	93	3,493	93	6,103
	(20,405)	398,432	(41,877)	366,787
Effect of exchange rate changes on cash and cash equivalents	(11,005)	(8,253)	30,605	(6,126)
Increase (decrease) in cash and cash equivalents	(15,491)	470,328	(57,788)	495,887
Cash and cash equivalents, beginning of period	449,184	106,165	491,481	80,606
Cash and cash equivalents, end of period	$433,693	$576,493	$433,693	$576,493

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 6)	Retained earnings	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net loss for the period	–	–	–	(5,784)	(5,784)
Other comprehensive income for the period	–	–	38,795	–	38,795
Dividends	–	–	–	(40,995)	(40,995)
Share options exercised (Note 5)	142	(49)	–	–	93
Shares issued on redemption of non-management directors’ DSUs	640	(324)	–	–	316
Share based compensation expense (Note 7)	–	2,548	–	–	2,548
Balance at June 30, 2015	$2,316,321	$33,284	$85,087	$1,647	$2,436,339

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	94,383	94,383
Other comprehensive income for the period	–	–	1,183	–	1,183
Dividends	–	–	–	(35,080)	(35,080)
Share options exercised	8,806	(2,703)	–	–	6,103
Share based compensation expense (Note 7)	–	2,792	–	–	2,792
Balance at June 30, 2014	$2,314,033	$29,264	$(22,292)	$147,719	$2,468,724

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2014.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 22, 2015.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 42% (2014 - 50%) of consolidated total assets as at June 30, 2015 and 35% (2014 - 46%) of consolidated revenue for the six months ended June 30, 2015. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. BANK INDEBTEDNESS

During May 2015, Precision increased the borrowing capacity of an existing secured operating facility to US$40.0 million from US$25.0 million. This secured operating facility is used for the issuance of letters of credit and performance and bid bonds to support international operations.

NOTE 4. LONG-TERM DEBT

	June 30,	December 31,
	2015	2014
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	810,810	754,065
6.5% senior notes due 2021 (US$400 million)	498,960	464,040
5.25% senior notes due 2024 (US$400 million)	498,960	464,040
6.5% senior notes due 2019	200,000	200,000
	2,008,730	1,882,145
Less net unamortized debt issue costs	(28,155)	(29,959)
	$1,980,575	$1,852,186

During March 2015, Precision entered into an agreement to amend certain financial covenants governing its secured revolving credit facility. This amendment among other things increased (i)  the maximum consolidated total debt to Adjusted EBITDA ratio from 4.0:1.0 to 6.0:1.0 and (ii)  Adjusted EBITDA to interest coverage ratio from 2.75:1.0 to 2.5:1.0. This amendment is in place for a period up to and including December 31, 2016.

Long-term debt obligations at June 30, 2015 will mature as follows:

2019	$200,000
Thereafter	1,808,730
$2,008,730

NOTE 5. SHAREHOLDERS’ CAPITAL

	Number	Amount
Common shares
Balance December 31, 2014	292,819,921	$2,315,539
Options exercised:
Cash consideration	16,000	93
Reclassification from contributed surplus	-	49
Issued on redemption of non-management directors’ DSUs	76,169	640
Balance June 30, 2015	292,912,090	$2,316,321

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2014	$219,422	$(173,130)	$46,292
Other comprehensive income	165,380	(126,585)	38,795
Balance, June 30, 2015	$384,802	$(299,715)	$85,087

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2014	$10,584	$13,769	$81	$1,989	$26,423
Expensed during the period	6,027	7,185	(37)	924	14,099
Payments	(6,138)	(5,022)	–	(315)	(11,475)
Balance, June 30, 2015	$10,473	$15,932	$44	$2,598	$29,047

Current	$6,856	$7,170	$44	$–	$14,070
Long-term	3,617	8,762	–	2,598	14,977
	$10,473	$15,932	$44	$2,598	$29,047

 (a) Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2014	2,246,696	3,450,033
Granted	2,083,400	2,606,100
Issued as a result of cash dividends	56,106	90,209
Redeemed	(999,544)	(739,556)
Forfeitures	(227,337)	(230,925)
June 30, 2015	3,159,321	5,175,861

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	443,741	$13.26 – 17.38	$15.32	443,741
Forfeitures	(100,609)	13.26 – 13.26	13.26
June 30, 2015	343,132	$15.22 – 17.38	$15.93	343,132

(c)  Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2014	278,587
Granted	66,086
Issued as a result of cash dividends	4,934
Redeemed	(37,276)
June 30, 2015	312,331

Equity Settled Plans

(d)  Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2014	226,010
Issued as a result of cash dividends	3,631
Redeemed	(38,893)
June 30, 2015	190,748

(e) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2014	5,154,314	$5.22	–	14.50	$9.43	3,185,500
Granted	1,447,400	7.32	–	7.32	7.32
Exercised	(16,000)	5.85	–	5.85	5.85
Forfeitures	(376,618)	5.85	–	10.67	9.62
June 30, 2015	6,209,096	$5.22	–	14.50	$8.93	3,881,119

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	3,405,774	$4.95	–	15.21	$9.35	1,795,639
Granted	1,344,900	5.79	–	5.79	5.79
Forfeitures	(104,035)	4.95	–	15.21	9.06
June 30, 2015	4,646,639	$4.95	–	15.21	$8.33	2,496,511

The per option weighted average fair value of the share options granted during 2015 was $1.60 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 44%. Included in net earnings for the three and six months ended June 30, 2015 is an expense of $1.3 million (2014 - $1.4 million) and $2.5 million (2014 - $2.8 million), respectively.

NOTE 8. FINANCE CHARGES

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest:
Long-term debt	$31,914	$24,886	$63,997	$48,461
Other	46	77	713	275
Income	(739)	(217)	(14,831)	(308)
Amortization of debt issue costs	1,127	816	2,151	1,566
Finance charges	$32,348	$25,562	$52,030	$49,994

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings (loss) - basic and diluted	$(29,817)	$(7,174)	$(5,784)	$94,383

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2015	2014	2015	2014
Weighted average shares outstanding – basic	292,865	292,511	292,843	292,287
Effect of stock options and other equity compensation plans	–	–	–	424
Weighted average shares outstanding – diluted	292,865	292,511	292,843	292,711

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended June 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$299,943	$35,589	$–	$(1,070)	$334,462
Operating loss	1,490	(9,410)	(23,853)	–	(31,773)
Depreciation and amortization	108,407	8,706	3,015	–	120,128
Total assets	4,425,338	339,838	428,671	–	5,193,847
Goodwill	205,043	16,968	–	–	222,011
Capital expenditures	111,283	256	1,506	–	113,045

Three months ended June 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$410,882	$66,508	$–	$(2,216)	$475,174
Operating earnings	56,126	(6,296)	(26,058)	–	23,772
Depreciation and amortization	92,365	11,433	2,125	–	105,923
Total assets	3,861,317	571,838	628,321	–	5,061,476
Goodwill	200,322	112,139	–	–	312,461
Capital expenditures	168,063	4,756	2,035	–	174,854

Six months ended June 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$748,008	$101,671	$–	$(3,097)	$846,582
Operating earnings	80,778	(11,111)	(54,153)	–	15,514
Depreciation and amortization	212,238	17,464	6,523	–	236,225
Total assets	4,425,338	339,838	428,671	–	5,193,847
Goodwill	205,043	16,968	–	–	222,011
Capital expenditures	333,877	1,779	3,211	–	338,867

Six months ended June 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$982,804	$169,573	$–	$(4,954)	$1,147,423
Operating earnings	203,713	1,729	(50,101)	–	155,341
Depreciation and amortization	184,476	22,861	4,291	–	211,628
Total assets	3,861,317	571,838	628,321	–	5,061,476
Goodwill	200,322	112,139	–	–	312,461
Capital expenditures	267,947	9,246	3,660	–	280,853

The Corporation’s operations are carried on in the following geographic locations:

Three months ended June 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$82,901	$193,507	$63,497	$(5,443)	$334,462
Total assets	2,157,194	2,324,324	712,329	–	5,193,847
Three months ended June 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$163,727	$269,323	$46,018	$(3,894)	$475,174
Total assets	2,533,518	2,003,956	524,002	–	5,061,476
Six months ended June 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$296,847	$437,834	$124,003	$(12,102)	$846,582
Total assets	2,157,194	2,324,324	712,329	–	5,193,847
Six months ended June 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$528,058	$536,815	$88,507	$(5,957)	$1,147,423
Total assets	2,533,518	2,003,956	524,002	–	5,061,476

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2015 was approximately $1,921 million (December 31, 2014 - $1,668 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA

Denver, Colorado

Q2 2015 TRADING PROFILE
Toronto (TSX: PD)
High: $9.43
Low: $8.03
Close: $8.40
Volume Traded: 95,437,208

New York (NYSE: PDS)
High: US$7.80
Low: US$6.34
Close: US$6.72
Volume Traded: 200,378,000

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.
CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Vice President, Legal and Corporate Secretary

Kenneth J. Haddad
Senior Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com